ALTRAN

251, BD PEREIRE - 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22

03 AUG 26 AM 7:21

03029552

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Paris, August 14th 2003

SUPPL

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release of 2nd quarter 2003 sales figures published on the internet on the 13th of august after market close, as exhibit 1
2. Presentation of 2nd quarter 2003 sales figures made to analyst on the 14th of august and published on our website www.altran.net as Exhibit 2

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

File n° 82-5164

03 AUG 26 AM 7:21

PRESS RELEASE
EXHIBIT 1

ALTRAN TECHNOLOGIES

European Leader in Innovation Consulting

2003 SECOND QUARTER REVENUE OF €335.1M

Second quarter 2003 revenue amounted to 335.1 million Euros of which 49.3 million were generated by companies acquired in 2002.

Second quarter revenue is down 5% compared to the first quarter of 2003. The organic, revenue[1)] is down by 4.8%. This decrease is mainly due to the smaller number of working days[2)] in the second quarter compared to the previous one.

Revenue generated outside France was 173.4 million Euro, representing 51.7% of the second quarter revenue. This is a decrease of 5.4% with respect to the first quarter, of which 4.9% is organic.

In France revenue was 161.7 million Euro, a decrease of 4.6% compared to the first quarter, of which 4.7% was organic.

No acquisition has been concluded in 2003.

(€m)	1st Quarter 2003	2nd Quarter 2003	1st Half 2003
Revenue excluding companies acquired (a)	300.3	285.8	586.1
Contribution of companies acquired in 2002 (b)	52.6	49.3	101.9
Contribution of companies acquired in 2003 (c)	0.0	0.0	0.0
Total Revenue (a)+(b)+(c)	352.9	335.1	688.0

Quarterly revenue figure comparison with those of 2002 will not be presented, due to lack of information on the quarterly impact of the revenue adjustments in 2002, as already mentioned for the publication of first quarter revenue.

As of the 30th of June, the total number of employees in the group[3)] was 16 958 and is a decrease of 740 compared to the beginning of the year. During the second quarter the group continued to adapt its cost structure with regard to the general economic environment. This will be continued into the second half of the year if there is no improvement of the economic environment.

Please note that until further notice the Group will not disclose the percentage of inter-contract consultants as this operational indicator is particular to each company of the Group. A new standardized indicator is currently being defined. Notification will be made of its implementation.

Following its 2002 financial results, Altran has asked its banks to indicate what terms they would accept as so not to invoke the early repayment clause on their mid-term credit lines. Negotiations with banks are still being carried out. The group will announce the outcome of these negotiations as soon as they are finalized.

It is reminded that the group has undertaken a plan to improve its financial situation, as announced along with the 2002 results, and is as follows :

- To centralize €100m to €150m of group's cash by end 2003 (as of 31st December 2002, 165 million Euros of the total 211 million Euros was in subsidiaries)
- To use factoring from €80m up to €100m by end 2003 and up to €150m during 2004
- To reduce days of sales outstanding by €50m by end 2004
- To restore satisfactory margins

An interim report on the implementation of this plan will be made at the presentation of the first half results.

1) Organic revenue : revenue for the period less revenue of companies acquired during the period and in the previous financial year,
2) The number of working days in France in the 2nd quarter was 60 compared to 63 in the 1st quarter
3) The company DTS is no longer consolidated in Group accounts since June 2002 and has also been excluded from total number of employees

ISIN FR0000034639 Reuters ALTR.PA
Bloomberg ALT FP Nasdaq ALTKF

Press releases are available on our website:
www.altran.net

File n° 82-5164

ANALYSTS PRESENTATION
EXHIBIT 2

Altran



Q2 2003 Sales

Financial Publishing

Altran

Agenda

- Q2 2003 Sales
- Staff Evolution
- Conclusion

■ Agenda

Agenda

Staff

Conclusion

[illegible]	[illegible]
2	Staff Evolution
3	Conclusion

■ 1. Q2 2003 Sales

Agenda

Staff

Conclusion

- Q2 2003 stands at **€335.1m** implying a **- 5.0%** total growth over Q1
- Organic growth over Q1 was **– 4.8%**
- Acquisitions made in 2002 contributed on Q2 for **49.3€m**
- Sales decline of **5.0%** from Q1 is mainly due to a lower number of working days in Q2
- Excluding FX impact sales declined by **4.5%**

■ 1. Q2 2003 Sales

Group's sales evolution

(in €m) (in %)

	Q1 2003	Q2 2003	Change
Revenues without contribution of acquired companies (a)	300.3	285.8	- 4.8
Contribution of companies acquired in 2002 (b)	52.6	49.3	- 6.3
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	352.9	335.1	- 5.0

■ 1. Q2 2003 Sales

France sales evolution

(in €m) (in %)

	Q1 2003	Q2 2003	Change
Revenues without contribution of acquired companies (a)	166.8	158.9	- 4.7
Contribution of companies acquired in 2002 (b)	2.7	2.8	+ 3.7
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	169.5	161.7	- 4.6

1. Q2 2003 Sales

International sales evolution

Agenda

Staff

Conclusion

	Q1 2003 (in €m)	Q2 2003 (in €m)	Change (in %)
Revenues without contribution of acquired companies (a)	133.5	126.9	- 4.9
Contribution of companies acquired in 2002 (b)	49.9	46.5	- 6.8
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	183.4	173.4	- 5.4

1. Q2 2003 Sales

Sales by Country / Zone

Agenda

Staff

Conclusion


3,9 4,2 Q1 Q2
25,5 22,4 Q1 Q2
24,5 22,1 Q1 Q2
6,7 5,9 Q1 Q2
2,8 3,2 Q1 Q2
28,2 28,0 Q1 Q2
9,1 9,6 Q1 Q2
2,9 2,9 Q1 Q2
2,6 2,7 Q1 Q2
30,9 Q1 Q2
169,5 161,7 Q1 Q2
14,6 11,9 Q1 Q2
30,4 Q1 Q2

Agenda

Agenda
Q2 03 Sales
Staff
Conclusion

2. Staff Evolution

Agenda
Q2 03 Sales
Staff
Conclusion

- At the end of June 2003 total group staff was **16.958** excluding DTS which is no longer consolidated
- Since December 2002 total staff have been reduced by **740** representing a 4.2% decline
- Group's target is to adapt its resources to the level of activity through natural attrition and a fine tuning of the hiring process

■ 2. Staff Evolution

Agenda
Q2 03 Sales
Effectif
Conclusion



17 851
153
17 429
154
17 112
154
December 02
March 03
June 03
Staff excl. DTS
DTS Staff

■ Agenda

Agenda
Q2 03 Sales
Staff
Conclusion

1. Q2 2003 Sales
2. Staff Evolution
3. Conclusion

■ 3. Conclusion

Agenda
Q2 03 Sales
Staff
Conclusion



- Centralize cash available in the group
  - Target : **€100m to €150m** by 2003 year end

- Achieve sales of receivables
  - Target : **€80m to €100m** by year end 2003 and **up to €150m** by year end 2004

- Reduce DSO
  - Target : **€50m** by year end 2004

- Restore satisfactory margins

Altran



Q2 2003 Sales

Questions